82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


02031241

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5743 FISCAL YEAR 12-31-01

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12G3-2B (INITIAL FILING)	☐		*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/17/02



ANNUAL REPORT 2001

Achieving Excellence

planning

quality

customer relationships

leadership

profitable products and markets

LINDSEY MORDEN GROUP INC.

Lindsey Morden Group Inc. is a holding company, which through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including adjusting, appraisal and claims and risk management.

Our global network of over 3800 professionals is strategically located in 355 branches throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

Our core service is resolving insurance claims rapidly, fairly and cost-effectively for our customers. We typically work for insurance companies, syndicates and organizations with significant risk retention. We operate worldwide programs for international corporations, in addition to handling individual assignments. Wherever an insurance loss occurs, regardless of its type or severity, our response is swift and seamless, tailored to the requirements of our customers. Our services are based on strong technical skills, constantly evolving methodologies and technology and, above all, customer service.

Beyond our core service, we provide engineering consultancy, risk management, risk surveys, valuations and related services. We also provide catastrophe response, rapidly deploying qualified staff when and where they are needed.

diverse expertise There is no substitute for experience and skill. Lindsey Morden's diverse expertise provides local, national and international clients with specialized services for all types of loss scenarios including:

Casualty
Catastrophe
Claims Management
Construction
Energy
Engineering
Environmental
Financial and Special Risks
Fine Art and Jewelers Block
Marine
Pest control
Project-managed subsidence
Property
Travel
Workers' Compensation

financial highlights

($000s except as otherwise indicated)

For the years ended December 31	**2001**	2000	1999	1998	1997
Revenue	**438,919**	377,268	440,454	294,843	166,331
Operating earnings	**12,693**	1,598	29,212	21,216	8,632
Net earnings (loss) from continuing operations	**(5,839)**	(23,081)	2,664	7,287	3,035
Net earnings (loss)	**(5,839)**	(23,081)	2,664	23,275	3,035
Total assets	**458,812**	449,026	475,339	520,420	94,546
Net operating assets (1)	**68,468**	69,085	83,209	83,616	36,178
Net debt (2)	**178,535**	176,862	166,041	147,369	11,109
Shareholders' equity	**144,488**	142,067	166,367	191,239	51,423
Free cash flow (3)	**20,630**	(7,659)	25,608	11,960	6,275
Weighted average number of shares outstanding (thousands)	**14,301**	11,895	11,806	7,667	5,452
Basic earnings (loss) per share from continuing operations	**(0.41)**	(1.94)	0.23	0.95	0.56
Fully diluted earnings (loss) per share from continuing operations	**(0.41)**	(1.94)	0.23	0.93	0.53
Basic earnings (loss) per share	**(0.41)**	(1.94)	0.23	3.04	0.56
Fully diluted earnings (loss) per share	**(0.41)**	(1.94)	0.23	2.95	0.53
Fully diluted free cash flow per share	**1.44**	(0.64)	2.17	1.51	1.04
Net debt to equity ratio	**1.24**	1.24	1.00	0.77	0.22
Book value per share	**10.10**	9.93	14.01	16.30	8.86
Return on equity	**(4.0)%**	(16.2)%	1.6%	6.0%	5.9%
Free cash flow return on net operating assets	**30%**	(11)%	31%	14%	17%
Interest coverage	**0.27**	(1.43)	1.63	3.26	4.97
Dividends per share	**–**	1.00	1.00	0.60	0.50

(1) Net operating assets include non-cash working capital balances and property and equipment.

(2) Net debt is defined as total long-term debt and bank indebtedness less cash and temporary investments.

(3) Free cash flow is defined as cash flow from continuing operations less net capital expenditures excluding the effect of overfunding pension contributions, restructuring costs paid and the working capital cost of new branches.

table of contents



Karen E. Murphy
President and Chief Executive Officer

I would like to begin by saying that it is an honour to have been appointed President and Chief Executive Officer of Lindsey Morden Group Inc. in December 2001. I enthusiastically look forward to the opportunities that lie ahead.

In the 2000 Annual Report we made a commitment to return to profitability and build shareholder value. We have made significant progress.

The net loss for the year was $5.8 million compared to a loss in 2000 of $23.1 million. Free cash flow for the year was $20.6 million versus a negative free cash flow in 2000 of $7.7 million. We had planned for marginal profitability in 2001. While the circumstances giving rise to the loss are significant, they are isolated and unusual. I will comment on these later.

The results for 2001 are encouraging in many respects.

Cunningham Lindsey United Kingdom, under the leadership of Gerry Loughney, delivered exceptional performance in 2001. Revenue increased 10% from $147.7 million to $162.9 million despite continuing customer consolidation and intense competition in the U.K. market. Earnings, net of interest and taxes for the year were $8.8 million compared to a loss in 2000 of $1.4 million. Free cash flow in 2001 was $25.1 million – a great improvement from the $3.4 million reported in 2000. The company's appointment on significant new contracts, the development and delivery of new services such as special investigations and surveying and the focus on cost containment drove these strong financial results. Cunningham Lindsey U.K. continues to sustain its market leading position by maintaining strong customer relationships. It trades with the U.K.'s largest composite insurers and also provides a range of services to the smaller and emerging property insurance market. The company's technology and its ability to customize services to meet customers' requirements are key features of its success.

Cunningham Lindsey Canada returned to profitability after two years of reporting significant losses. Net earnings in 2001 of $1.3 million represent a significant improvement over 2000's loss of $5.1 million. Revenue for 2001 was $54.7 million – an increase of 22% from 2000. During the year, Cunningham Lindsey Canada completed its restructuring, enhanced its environmental solutions program to include mould loss adjustment, refined the customer dedicated programs offered through the National Service Centre and expanded accident benefit services in Ontario. Cost containment and the closure of unprofitable branches also contributed to the improved financial results. Working capital management was a primary focus throughout 2001 and as a result, free cash flow for the year was $3.2 million versus negative free cash flow in 2000 of $0.6 million. Cunningham Lindsey Canada, with Bill Hornick as President, is well positioned for continued profitability in 2002.

For International and Europe, 2001 has been a year of continued success – remarkable considering the difficult economic environments in which they operate and the challenges of the insurance and reinsurance markets in general, post September 11.

In 2001, Cunningham Lindsey International reported net earnings of $2.4 million compared to $2.7 million in 2000 and free cash flow of $1.2 million against 2000 free cash flow of $2.5 million. Revenue grew from $32.6 million in 2000 to $36.8 million in 2001. International, led by Jim Grant, continues to attract a very good flow of projects and, increasingly, multi-national account nominations. The London-based Construction team had a very successful year. It continues to enjoy a large share of loss adjusting assignments relating to major construction projects in the U.K. and handles the liability programs for many of the U.K.'s largest contractors. New operations in Brazil and Taiwan have progressed to viability and hold promise for the future. All operations in Asia remain competitive, despite the economic downturn that has hit the region over the last few years. Latin American operations had a very successful year overall with major contributions from Mexico, Venezuela and Colombia. International also made satisfactory improvement in the Middle East and is now the strongest adjusting firm in the region. The lengthy collection process in the London market negatively impacts International's free cash flow. New collection and billing practices have been implemented to improve the process.

The European operations, led by Pim Polak Schoute and Gerard Böttcher, also had a profitable year with net earnings of $1.6 million and free cash flow of $1.6 million. Revenue increased from $42.7 million in 2000 to $53.7 million in 2001. This growth was mainly from acquiring the shares of Cunningham Beynon and Cunningham Lindsey France not already owned by Europe. Cunningham Lindsey is now the leading independent insurance adjusting firm in France. Through a strategic alliance, Europe has also acquired a strong presence in Spain and Portugal.

In the United States, Lindsey Morden Group Inc. is represented by three business units – Cunningham Lindsey Claims Services, Inc. (CSI), Cunningham Lindsey Claims Management, Inc. (CMI), and Vale National Training Centers, Inc. (Vale). On a combined basis, the U.S. operations reported net earnings of $0.4 million in 2001 compared to a loss in 2000 of $6.8 million.

CSI provides property and casualty loss adjusting services in various U.S. locations. Revenues in 2001 increased 24% over 2000 to $66.8 million and net earnings were $5.0 million versus a loss in 2000 of $1.2 million. This improved profitability resulted from cost reductions in the first quarter of 2001, the closure of unprofitable branches and a general increase in claims activity.

Vale continued its consistent financial performance with annual revenues of $3.2 million and net earnings of $0.3 million.

CMI provides third party claims administration services throughout the United States. In 2001, CMI reported a net loss of $4.2 million. These are disappointing results. During 2001, we identified a number of problems in CMI. These are discussed in management's discussion and analysis of financial condition and results of operations. Among the problems, we determined that CMI's fixed price claims administration contracts had historically been under-priced. Pricing on claims administration contracts is being increased to provide for reasonable profit margins. However, since contract renewals occur throughout the year, we do not expect to achieve profitability from re-pricing until the third quarter 2002. CMI is striving to improve service quality and reduce costs. The full benefit of these steps will be realized in 2002.

A positive result for the U.S. operations in 2001 was free cash flow of $6.8 million versus the negative free cash flow of $1.2 million reported in 2000. A mandate to manage working capital better was established and the U.S. team delivered.

The U.S. operations have been retooled during 2001. A new management structure has been put in place. Expectations have been set and employees have a renewed focus on profitability. The actions taken in 2001, as well as those planned for 2002, to improve financial performance and bring greater customer value, will position our U.S. businesses for long-term profitability and cash flow. Farid Nagji, the new President of the U.S. operations, will make it happen.

Claims International Limited, a U.K. based operation specializing in travel-related claims, was awarded several new programs in 2001. This will position them for profitability and growth in 2002.

A key factor contributing to the net loss for the year was the significant increase in corporate costs. This was caused by higher expenses incurred in defending claims brought against us relating to the sale of Hambro Assistance in 1998 and severance costs arising from restructuring in North America.

The net loss for 2001 includes the amortization of goodwill of $9.1 million. In 2002, new Canadian generally accepted accounting principles mandate that goodwill be tested for impairment rather than amortized. It is expected that the fair value of the businesses acquired will support the carrying value of goodwill in 2002.

2001 has not only been a year of financial recovery but a year of expansion, innovation and improved capability. These results have been achieved through the hard work and dedication of our loyal employees at all levels. They continue to serve our business and our customers with distinction and enthusiasm. I applaud all of our employees worldwide. They have embraced the changes that were necessary to return our various businesses to profitability and they continue to support their Company's new management and future direction.

Jim Dowd, a thirty-year veteran of the international insurance and reinsurance business, was elected Chairman of the Board of the Company in December. He joins me in signing this report and shares our enthusiasm for the future.

Our employees have a renewed commitment to making our Company successful. Our focus is on having the right strategic plans, superior quality, strong customer relationships, strengthened leadership and profitable products and markets. With these in focus, we will build shareholder value and achieve our vision of Excellence in Claims Services, Worldwide.



Karen E. Murphy
President and CEO



James F. Dowd
Chairman

After the results of 2000 were published, our ability to improve profitability and build shareholder value was questioned – and with good reason. We had missed the mark in many areas of customer service and financial performance.

Over this past year, we have worked hard to improve customer service and financial performance. We strengthened customer relationships. We identified and developed new business opportunities. We reduced costs and launched initiatives to improve free cash flow.

However, we needed more. With a view to the future, we have identified five strategies to achieve excellence in claims services. First, we needed the right strategic plan, one that would provide for profitability and growth in 2002 and in the years beyond.

During 2001, the main operating companies developed and implemented a new structured and participative planning process. After analyzing and assessing every aspect of their operations, they created business plans with clear objectives, strategies and actions all linked to achievable financial targets. Plan due dates were set and accountabilities

Achieving Excellence Through

planning

were assigned. We established a mechanism to track performance to ensure that timelines are met or immediate corrective action is taken. Since the awareness, commitment and dedication of every employee worldwide is critical to success, we deployed an employee communication plan describing our challenges and goals.

From this we developed the following commitment – *beyond 2001 we intend to deliver 'Excellence in Claims Services, Worldwide' and to achieve and sustain profitability and free cash flow at 20% of net operating assets.*

As a result of this planning process, we initiated new pricing policies and practices, withdrew from unprofitable markets and downsized several operations. We established new policies and criteria for acquisitions to ensure that we invest only in products and markets where the required rate of return is reasonably assured. We identified various strategies to improve the quality of the service that we provide and to strengthen customer relationships.

With leadership that is action oriented, focused on results and responsive to an ever-changing marketplace, we have the right plan for success.

CLAIMS SERVICES WORLDWIDE

U.S.A.


Washington
Oregon
Idaho
Montana
Wyoming
North Dakota
South Dakota
Nebraska
Minnesota
Wisconsin
Michigan
Iowa
Nevada
Utah
Colorado
Kansas
California
Arizona
New Mexico
Oklahoma
Texas
Missouri
Arkansas
Illinois
Indiana
Ohio
Kentucky
Tennessee
Mississippi
Louisiana
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
West Virginia
Pennsylvania
New York
Vermont
Maine
New Hampshire
Rhode Island
Connecticut
New Jersey
Delaware
Maryland

We recognized that, in some sectors of our operations, we were not meeting the service and quality standards of our customers. In response, we have set new service and quality benchmarks. We have reviewed and enhanced our quality assurance programs and have increased the frequency of our operational reviews. Our management teams have a renewed focus on consistently fulfilling customers' needs and exceeding their expectations in every aspect of claims resolution.

We also know that quality begins with training. One of our key commitments is to provide our people with the skills and support they need to keep abreast of changes in their business environment. In 2002, we will provide enhanced staff development programs to trainees, support staff, seasoned adjusters, specialized personnel and management. We will offer our employees formal training opportunities through our wholly-owned subsidiary, Vale National Training Centers, as well as in-house training and career development. These programs will help us strengthen our adjuster network, increase employee retention and improve the standards of service we deliver.

quality



Effective claims handling also requires efficient and customized workflows and state-of-the-art technologies. These are two of our greatest strengths. Our employees and our internal audit teams are supported by our paperless claims systems that ensure that all aspects of a file have been completed. Also, file review and quality assurance are made efficient by online access to claim files for staff and customers.


Cyprus
Israel
Kuwait
Bahrain
Saudi Arabia
United Arab Emirates
Oman
Sudan
Ivory Coast
South Africa

CLAIMS SERVICES WORLDWIDE

Middle East and Africa

As the global insurance industry transforms, our customers and their service expectations are changing. Our challenge is to respond to this change.

There are a number of drivers of change in the insurance industry. Consolidation is one. Mergers and acquisitions of large to medium-sized insurers have disrupted traditional long-standing partnerships. New management teams and new claims philosophies have broken historical relationships between carriers and service providers – forcing us to acknowledge that previous alliances were not enough.

Change in the insurance industry has also arisen from poor underwriting results that are forcing insurers and reinsurers to increase rates dramatically. As premiums rise, more companies are self-insuring or retaining more risk and they require third party claims administration services to assist them with their claims handling function.

customer relationships

To reduce combined ratios, insurers are also looking to improve their loss control practices and decrease claims handling costs. They expect the same from their claims service providers. They are also reducing the number of vendors to whom they outsource claims in order to control leakage and reduce adjusting costs.

Here is how we are responding to these changes.

- Consolidation in the insurance industry has resulted in more interest in outsourcing. We have secured a number of large new claims programs from this opportunity. Further, our third party claims administration operations are well positioned to assist self-insureds with claims handling.

CLAIMS SERVICES WORLDWIDE

Europe


Sweden
Norway
Finland
Russia
Estonia
Latvia
Lithuania
Denmark
14 offices in Netherlands
Neth
Belarus
Poland
Germany
Bel
Lux
Czech Rep.
Ukraine
Slovakia
Moldova
France
Austria
Switzerland
Hungary
Slovenia
Croatia
Romania
Bosnia
Serbia
Portugal
Andorra
Italy
Montenegro
Bulgaria
Macedonia
Spain
Albania
Greece
Canary Islands



- In response to the "pay less for more" movement, we have re-examined our workflow and delivery and reduced our costs without sacrificing service quality. We have also strengthened our pricing policies and procedures to be competitive and profitable.
- While the marketplace is increasingly competitive, our marketing initiatives for 2002 target the identification and development of new business at all levels – local, regional, national and multinational. Our range of products combined with the flexibility of our processes and technology allows us to meet the needs of all sizes of insurers.
- Our marketing teams understand our customers, their markets and their needs. We will continue to expand our geographical coverage and range of services to meet those needs.

Our commitment to our customers remains as strong as ever. In the year ahead, we will maintain our customer relationships in a changing insurance market.


Mexico
Cuba
Puerto Rico
Cayman Islands
Virgin Islands
Netherlands Antilles
Panama
Venezuela
Ecuador
Colombia
Brazil
Peru
Chile
Argentina

CLAIMS SERVICES WORLDWIDE

Central and Latin America

Strong leadership is key to the success of any business. We have six of the best leaders in the independent insurance claims industry. We are pleased to introduce them and share their insight into their distinct operations.



Gerard Böttcher and Pim Polak Schoute

Managing Directors,
Cunningham Lindsey Europe BV

Our customers' emphasis on improving underwriting results has given us a chance to broaden our lines of business. Outsourcing and pre-risk services, for example, are new services that we now offer customers to help them control loss costs. Our challenge is to offer our services at competitive pricing while at the same time safeguarding our profit margins. The more we succeed in demonstrating value-added services, the better the conditions are for solid and appealing financial results.

Additionally, establishing standards for best practices within our organization and building a professional and motivating environment for our staff is critical to ensuring that we provide the best possible service to our employees.





Gerry Loughney

Chief Executive,
Cunningham Lindsey United Kingdom

The U.K. market for loss adjusting and claims management services remains very competitive. Consolidation continues to decrease the number of large players, putting existing contractual arrangements at risk. This, however, does create new opportunities. The pressure on expense ratios is causing some of our clients to re-examine their in-house capability. This will also create new opportunities for total outsource claims management services and we are well positioned to respond. We expect to see significant growth coming from our special investigations service, from our surveying services initiative and from Property Solutions, our building repair network.

CLAIMS SERVICES WORLDWIDE

U.K. and Ireland


Aberdeen
SCOTLAND
Glasgow
Newcastle
Londonderry
Belfast
ENGLAND
Sligo
N. IRELAND
I. of Man
Leeds
Manchester
Haydock
Galway
IRELAND
Leicester
Wolverhampton
Norwich
Birmingham
Ipswich
Colchester
Cork
WALES
Cardiff
Oxford
St. Albans
Romford
Watford
London
Bristol
Reading
Maidstone
Solent
Plymouth
Exeter
Bournemouth
Guernsey



Jim Grant

Chief Executive,
Cunningham Lindsey International Limited

Our core business units in London continue to perform very strongly and our offices in the Middle East and Latin America are very satisfactory. We shall be building on these strengths while addressing the effects of the economic slow-down in Asia. Our newest ventures in Brazil and Taiwan have developed satisfactorily and both are now operating on a modestly profitable basis and overall, we are confident of a successful year. Looking beyond this year, there are further opportunities for us in China and India where huge markets are opening up. We remain confident of further growth over the next few years.



Farid Nagji

President and Chief Executive Officer,
Cunningham Lindsey U.S., Inc.

Our business faced many challenges at the time I was appointed President of U.S. Operations in January 2001. Essential business principles – quality, customer satisfaction and profitability – had been lost in action. Since then, we have changed – radically, fundamentally and for the better. The soul-searching in 2001 brought about our strategic plan that maps out our actions through 2004. We are committed to building a long-term relationship with our customers – a relationship based on quality claims handling. We are committed to earning our customers' business by providing the value-added service expected and demanded from a claims service partner.



Bill Hornick

President and Chief Executive Officer,
Cunningham Lindsey Canada Limited

The Canadian operation has rebounded from the poor operating results reported in 1999 and 2000. We are committed to providing quality service to our clients at a fair return to our shareholders. To this end, we have re-priced many accounts and have discontinued or renegotiated unprofitable business. New products and services have been launched and these will be expanded where market conditions indicate profitable growth over the long term. We will continue to seek out and expand non-weather related products – the key to long-term sustainable results.


Yukon
Northwest Territories
Nunavut
British Columbia
Alberta
Manitoba
Ontario
Quebec
Newfoundland
Prince Edward Island
Nova Scotia
New Brunswick

CLAIMS SERVICES WORLDWIDE

Canada

Our people, their expertise and experience, and our locations, are part of a leading, comprehensive independent insurance services network. We have over 3800 professionals strategically located in 355 offices around the world. Each operation is structured to meet the unique needs of its local marketplace. We constantly review our products and markets to ensure that the services we provide meet our customers' needs and are profitable.

This past year, many new products and services were developed and launched. We intend to expand these product lines in 2002.

In the United Kingdom we grew our Special Investigations business and have brought significant contribution to our customers' results with an improved success rate in detecting fraud. We expanded our contract management services to improve policyholder satisfaction and better control repair cost and time. We launched *InterLink* to bring laptop technology to our personal property field force. This product will improve the quality, speed and responsiveness of our front-line service to customers.

Achieving Excellence Through profitable products and markets

In North America several new products have been identified for development and piloting. They include business interruption, accounting services, auto warranty programs and mould services. Our new International division in the United States, which deals with more complex losses, has a strong reputation and is well positioned for growth and profitability in 2002.

Proper market positioning and the search for new opportunities in markets where our customers require our support are paramount. Last year we completed the acquisition of the outstanding shares of Cunningham Lindsey France, making us the leading independent insurance adjusting firm in France. We established a strategic alliance in Spain and Portugal operating under the name of Cunningham Lindsey Iberica. New offices in Brazil, Taiwan and Vietnam are establishing themselves in their marketplace. We are investigating new opportunities in emerging insurance markets such as India and in countries such as China and Australia.

Our goal is to provide Excellence in Claims Services, Worldwide in ways that bring value to our customers and our shareholders.

CLAIMS SERVICES WORLDWIDE

Asia and Australasia


Korea
Pakistan
Taiwan
India
Vietnam
Hong Kong
Thailand
Philippines
Guam
Malaysia
Singapore
Vanuatu
Australia
New Zealand

Achieving Excellence

table of contents

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings from continuing operations for the past five years in the segments in which Lindsey Morden operates. Also included are the net earnings, number of branches and employees for the past five years. Revenue, operating earnings and net earnings for 2000 and 1999 are restated as described in note 2 to the financial statements.

($000s except number of branches, employees and per share data)

For the years ended December 31	**2001**	2000	1999	1998	1997
Revenue					
Canada	**54,666**	44,685	45,982	62,668	56,931
United States	**130,951**	109,528	112,702	118,464	106,465
United Kingdom	**162,872**	147,723	212,290	82,201	2,935
Europe	**53,657**	42,742	39,811	18,151	–
International	**36,773**	32,590	29,669	13,359	–
	438,919	377,268	440,454	294,843	166,331
Operating earnings (loss)					
Canada	**2,696**	(1,345)	(7,222)	5,382	2,951
United States	**888**	(5,252)	(2,102)	5,929	5,767
United Kingdom	**10,626**	4,993	31,340	5,971	(86)
Europe	**3,244**	4,819	3,116	2,104	–
International	**4,007**	4,391	5,145	2,532	–
Corporate	**(8,768)**	(6,008)	(1,065)	(702)	–
	12,693	1,598	29,212	21,216	8,632
Net earnings (loss) from continuing operations	**(5,839)**	(23,081)	2,664	7,287	3,035
Net earnings (loss)	**(5,839)**	(23,081)	2,664	23,275	3,035
Earnings (loss) per share					
Including goodwill amortization	**(0.41)**	(1.94)	0.23	3.04	0.56
Excluding goodwill amortization	**0.23**	(1.18)	1.03	3.42	0.75
Free cash flow	**20,630**	(7,659)	25,608	11,960	6,275
Free cash flow per share	**1.44**	(0.64)	2.17	1.51	1.04
Branches					
Canada	**87**	91	94	104	114
United States	**157**	160	168	177	189
United Kingdom	**48**	38	40	89	1
Europe	**33**	25	24	18	–
International	**30**	26	24	22	–
	355	340	350	410	304
Employees					
Canada	**643**	576	488	596	629
United States	**905**	969	927	930	944
United Kingdom	**1,568**	1,505	1,903	2,035	43
Europe	**431**	350	250	274	–
International	**290**	305	198	211	–
	3,837	3,705	3,766	4,046	1,616

Revenue

Total revenue for 2001 was $438.9 million, an increase of $61.6 million (16%) from $377.3 million in 2000. All business segments recorded significant revenue growth compared to the previous year. The development of various new programs and services, appointments on new contracts and a general increase in claims activity contributed to the growth in revenue.

The revenue breakdown by operating segment is as follows:

Revenue 2001


Intl. 8%
Canada 12%
Europe 12%
U.S. 30%
U.K. 38%

Revenue 2000


Intl. 9%
Canada 12%
Europe 11%
U.S. 29%
U.K. 39%

Revenue in Canada increased $10.0 million (22%) from $44.7 million in 2000 to $54.7 million in 2001. This increase was from various new National Service Centre claims handling programs, the launch of new services and a general increase in claims nationwide. Regional new claims activity was up 10% in 2001 over 2000. This growth was across all product lines with significant increases coming from accident benefit claims handling in Ontario.

Revenue in the United States increased $21.5 million (20%) from $109.5 million in 2000 to $131.0 million in 2001. Revenue from property and casualty adjusting increased 24% while revenue from third party claims administration at Cunningham Lindsey Claims Management, Inc. (CMI) increased 9%.

Revenue from United Kingdom operations was $162.9 million, an increase of $15.2 million (10%) from $147.7 million reported in 2000. All product lines – home, commercial and project-managed services – recorded growth in revenue. The development of special investigation and surveying services, appointments to significant new contracts and a general increase in claims activity improved the results for 2001.

Revenue from European operations increased $11.0 million (26%) from $42.7 million in 2000 to $53.7 million in 2001. Of this increase $8.2 million was from the consolidation of Cunningham Lindsey France effective April 1, 2001, the date shares of that company not already owned were acquired.

Revenue from International operations increased $4.2 million (13%) from $32.6 million in 2000 to $36.8 million in 2001. Strong growth occurred in the London-based International and Construction divisions and in offices in Latin America and the Middle East.

Operating earnings

The operating earnings for 2001 were $12.7 million (2.9% of revenue) as compared to $1.6 million (0.4% of revenue) for 2000. Operating costs (defined as cost of service and selling, general and administration) were 97.1% of revenue in 2001 (99.6% in 2000). For the first time since 1998, all operating subsidiaries reported operating earnings for the year. Improved operating earnings were a result of increased revenue and cost containment.

Canada's operating earnings improved by $4.0 million – from a loss of $1.3 million in 2000 to earnings of $2.7 million in 2001. During 2001, Canada completed its restructuring by closing unprofitable branches and further reducing costs. The year-over-year increase in the number of employees from 576 to 643 was from hiring at the National Service Centre. The mix of staff in the National Service Centre results in a cost structure lower than regional cost structures.

On a combined basis, operating earnings in the United States improved $6.1 million – from a loss of $5.2 million in 2000 to earnings of $0.9 million in 2001. Earnings from property and casualty adjusting were $8.3 million for the year representing a recovery of $8.5 million over 2000. Cost reductions implemented during the first quarter 2001, the closure of unprofitable branches and a general increase in claims activity contributed to the improvement in earnings. This was offset by losses of $6.7 million in the third party claims administration business – CMI. During 2001, it was determined that CMI recorded revenue from long-term claims administration contracts when billed rather than deferring the revenue to future periods when the service was provided. In addition, costs associated with fixed price claims administration contracts in excess of contract revenue were not being reflected in the period in which the loss arose but were being charged to income as incurred. During 2001, the Company restated its financial statements for 2000 and the first two quarters of 2001 (together with comparatives) to adjust for these matters. The impact of these adjustments is disclosed in note 2 to the financial statements. The most significant change was an increase in the Company's deficit at December 31, 2000 from $3.7 million to $15.0 million. Pricing on claims administration contracts has and continues to be increased in CMI to provide for a reasonable profit margin. However, since contract renewals occur throughout the year, profitability from re-pricing is not expected until the third quarter of 2002. The full benefit of cost reductions implemented in CMI during 2001 is expected to be realized in 2002.

The United Kingdom's operating earnings for 2001 were $10.6 million as compared to $5.0 million in 2000. As a result of cost reductions initiated in the last half of 2000, costs for the year increased only $2.0 million on a revenue gain of $15.2 million.

Operating earnings for the European operations were $3.2 million in 2001 compared to earnings of $4.8 million in 2000. The decline in operating earnings arose primarily from losses reported by Cunningham Lindsey France.

International operations reported earnings of $4.0 million in 2001 compared to earnings of $4.4 million in 2000. The International and Construction divisions as well as offices in Latin America and the Middle East continue to deliver solid financial results. Earnings in 2001 were hurt by the economic slowdown in Asia although all operations in the region remain competitive.

Net earnings (loss)

($000s)

For the years ended December 31	**2001**	2000	1999	1998	1997
Canada	**1,335**	(5,082)	(4,751)	1,844	703
United States	**370**	(6,802)	(2,170)	3,104	2,471
United Kingdom	**8,752**	(1,424)	17,847	5,714	(139)
Europe	**1,557**	2,960	1,269	1,064	–
International	**2,424**	2,649	3,976	1,097	–
Corporate	**(20,277)**	(15,382)	(13,507)	(5,536)	–
	(5,839)	(23,081)	2,664	7,287	3,035

The net loss reported for the year was $5.8 million (loss of $0.41 per share) compared to the 2000 loss of $23.1 million (loss of $1.94 per share). The $20.3 million for Corporate includes corporate costs, interest expense and goodwill amortization. Corporate costs of $8.8 million increased $2.8 million over 2000. This was caused by higher expenses incurred in defending claims relating to the sale of Hambro Assistance in 1998 and severance costs arising from restructuring in North America. A loss on foreign exchange contracts of $1.1 million arising from an over-hedged position on the Company's investment in the United States was included in the net loss for the year.

Interest expense in 2001 was $13.5 million, $1.4 million lower than interest expense of $14.9 million in 2000, due to improved cash flow and lower interest rates on bank debt. Of the total interest expense of $13.5 million, $9.2 million was interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. An additional $4.3 million represented interest on operating lines and other credit facilities. Due to the seasonality of cash flow, as well as dividend and acquisition payments, bank debt increased through the first three quarters and fell during the fourth quarter to its level at the end of 2000.

The net loss for the year also included goodwill amortization of $9.1 million (2000 – $9.0 million). The net earnings for 2001 before goodwill amortization were $3.3 million, as compared to a loss of $14.0 million for 2000.

There were no other expenses incurred in 2001 compared to $13.8 million of non-recurring items in 2000.

Income tax recoveries of $4.1 million were recorded in 2001 compared to recoveries of $13.1 million in 2000.

Return on equity for 2001 was negative 4.0% (negative 16.2% for 2000).

Quarterly data (unaudited)

($000s except per share data)

Years ended December 31	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2001					
Revenue	**101,790**	**106,936**	**105,549**	**124,644**	**438,919**
Net earnings (loss)	**(2,927)**	**(2,244)**	**(1,723)**	**1,055**	**(5,839)**
Net earnings (loss) per share	**(0.20)**	**(0.16)**	**(0.12)**	**0.07**	**(0.41)**
Free cash flow	**(2,229)**	**(2,143)**	**7,300**	**17,702**	**20,630**
Free cash flow per share	**(0.16)**	**(0.15)**	**0.51**	**1.24**	**1.44**
2000					
Revenue	89,645	94,925	88,987	103,711	377,268
Net earnings (loss)	(5,764)	(5,436)	(270)	(11,611)	(23,081)
Net earnings (loss) per share	(0.49)	(0.46)	(0.02)	(0.97)	(1.94)
Free cash flow	(21,189)	(405)	3,277	10,658	(7,659)
Free cash flow per share	(1.78)	(0.03)	0.27	0.90	(0.64)

Goodwill

Goodwill increased by $5.1 million from $225.6 million at December 31, 2000 to $230.7 million at December 31, 2001. Of this increase $8.3 million was from foreign exchange gains and $5.9 million was from new acquisitions, mainly in France. The increase was partially offset by amortization costs of $9.1 million.

At December 31, 2001, approximately $192 million of the unamortized goodwill arose from the 1998 acquisitions of Hambro Insurance Services and Ellis & Buckle. The value of unamortized goodwill is assessed annually. Future earnings and cash flow forecasts for the United Kingdom, Europe and International support the recoverability of the $192 million unamortized goodwill. Tests of recoverability also support the remaining unamortized goodwill of $38.7 million that mainly relates to acquisitions made in the United States, Canada and France.

In 2002, new Canadian generally accepted accounting principles mandate that goodwill be tested for impairment rather than amortized. It is expected that the fair value of the businesses acquired will support the carrying value of goodwill in 2002.

CASH FLOW

Operating activities

Operating activities provided cash of $20.0 million during the year as compared to $11.8 million used by operations during 2000. The improved cash flow was a result of the reduced losses reported for 2001 and better management of working capital.

Free cash flow (defined as cash flow from operations less net capital expenditures), excluding the effect of overfunding pension contributions, restructuring costs paid and the working capital cost of new branches, was $20.6 million compared to a negative free cash flow of $7.7 million in 2000. Free cash flow return on net operating assets was positive 30% for 2001 compared to negative 11% in 2000.

The United Kingdom, the United States, Canada and Europe reported significant improvements in free cash flow year over year. The United Kingdom's free cash flow was $25.1 million in 2001 compared to $3.4 million in 2000. The free cash flow for International in 2001 was lower than 2000 mainly due to an increase in accounts receivable. The lengthy collection process in the London market hurts International's free cash flow. New collection and billing practices will improve the process.

Free cash flow by operating segment

($000s)

For the years ended December 31	**2001**	2000	1999	1998	1997
Canada	**3,174**	(562)	(4,423)	2,917	3,535
United States	**6,759**	(1,171)	(8,821)	4,207	1,164
United Kingdom	**25,104**	3,449	33,293	3,765	–
Europe	**1,554**	(553)	3,797	917	–
International	**1,229**	2,493	571	(1,025)	–
Corporate and financing costs	**(17,190)**	(11,315)	1,191	1,179	1,576
	20,630	(7,659)	25,608	11,960	6,275

Investing activities

Investment in property and equipment was $6.3 million compared to $8.2 million in 2000 and relates primarily to the purchase of furniture and equipment in the United Kingdom, the United States and Europe.

Cash used in business acquisitions of $4.2 million mainly related to the acquisition of the remaining shares of Cunningham Lindsey France.

Financing activities

Dividends paid during the year were $3.6 million (2000 – $12.5 million) and represented the dividend declared during fourth quarter 2000. No dividends were declared in 2001 while quarterly dividends aggregating $1.00 per share were declared during 2000.

The Company made a scheduled repayment of U.S.$1.5 million on a U.S.$7.5 million non-revolving term credit facility bearing interest at floating rates based on LIBOR plus 1.15%.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2001, the Company had lines of credit in Canada, the United States, the United Kingdom and Europe totaling $127.0 million (2000 – $167.4 million), of which $43.0 million (2000 – $42.5 million) was drawn as bank indebtedness. Of the $127.0 million, $76.4 million was in committed facilities and $50.6 million was in demand facilities. Of the committed facilities, $76.4 million is committed until January 31, 2002, $68.4 million until October 31, 2002, $47.4 million until October 31, 2003 and $26.3 million until October 31, 2004. Typically, credit lines are relied on for operating cash requirements during the first two quarters of the year when the cash flow is negative. Cash provided by operations during the third and fourth quarters reduces bank debt.

All bank covenant test requirements were met during 2001 and 2000.

Net debt (defined as total long-term debt and bank indebtedness less cash and temporary investments) at December 31, 2001 was $178.5 million compared to $176.9 million at December 31, 2000. The Company repaid $5.4 million of the long-term debt on January 8, 2002.

The net debt-to-equity ratio at December 31, 2001 was 1.24, the same as December 31, 2000. The total debt-to-equity ratio increased marginally from 2.16 to 2.18. Interest coverage improved to positive 0.27 from negative 1.43.

Shareholders' equity increased $2.4 million to $144.5 million at December 31, 2001 from $142.1 million at December 31, 2000. The currency translation adjustment account increased $8.2 million from the strengthening of the Pound Sterling and US Dollar against the Canadian Dollar. This was partially offset by the $5.8 million loss for 2001.

BUSINESS RISKS

A risk for the Company is the volatility of the insurance industry cycle and the continuing consolidation of the industry. The Company depends on insurance companies for a significant amount of its business. It has a fairly diverse customer base and closely monitors its accounts receivable and claims in process and, consequently, is not aware of any circumstance where this risk might materially affect financial performance. Also the claims management business in the self-insured and government markets reduces this risk.

The majority of property and casualty insurance companies maintain their own staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining salaried staff. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staffs, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim.

There can be no assurance, however, that these companies will not expand their ability to handle these claims internally, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. A reduction of claims referred to the Company due to stable weather conditions or a lack of environmental disasters could have a material adverse effect on the Company's business, financial condition and results of operations.

The claims services markets, both domestically and internationally, are highly competitive and are composed of a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance broker firms may from time to time also provide services such as claims administration, health and disability management, and risk management information systems, which compete with the claims and risk management services offered by the Company. There can be no assurance that the Company will be able to continue to compete against these companies, many of which are larger than the Company in terms of annual revenues and total assets.

The Company is, and expects to be, a defendant in various claims for damages arising out of its business. Any of these claims, individually or in the aggregate, could materially adversely affect the Company's business. There is no assurance that the Company's current insurance coverage against such losses will continue to be available at appropriate coverage levels on commercially reasonable terms, or that the claims will be covered by the Company's insurance coverage. In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51 million in November 1998. Trial is scheduled for June, 2002. The Company believes that there are serious doubts as to the validity of many of the allegations and that the amount of damages, if any, should not be significant. However, there is no assurance of this view.

FOREIGN CURRENCY EXPOSURE

The Company's operations in the United States and the United Kingdom are self-sustaining in nature and expose the Company to foreign exchange fluctuations from the net investment in these operations. The Company has entered into a number of foreign currency contracts that, combined with other foreign currency liabilities, hedge the Company's net investments in the United States. The Company's net investments in the United Kingdom are not hedged. The hedging policy is reviewed on an on-going basis. The Company is reviewing its current overhedged position against net investments in the United States and expects to hedge the net investments in the United Kingdom when the Pound Sterling strengthens against the Canadian Dollar from its current level.

management's responsibility for financial reporting

The accompanying consolidated financial statements of Lindsey Morden Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Lindsey Morden Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and a majority of its members are outside directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Annual Report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2001 and 2000 and for the years then ended have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

March 1, 2002



Karen E. Murphy
President and Chief Executive Officer

auditors' report

To the Shareholders of **Lindsey Morden Group Inc.**

We have audited the consolidated balance sheets of Lindsey Morden Group Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Toronto, Canada,
February 6, 2002

Chartered Accountants

($000s)

As at December 31	**2001**	2000
		(Restated)
ASSETS		
Current		
Cash	**2,796**	1,380
Accounts receivable *(note 3)*	**98,434**	87,884
Claims in process *(note 4)*	**51,478**	52,083
Prepaid expenses	**6,408**	5,499
Income taxes recoverable	**1,646**	7,027
Total current assets	**160,762**	153,873
Property and equipment, net *(note 5)*	**29,285**	29,816
Goodwill, net of accumulated amortization of $39,594 (2000 – $28,960)	**230,676**	225,578
Future income taxes	**13,891**	14,756
Other assets *(note 6)*	**24,198**	25,003
	458,812	449,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 7)*	**43,000**	42,469
Accounts payable and accrued liabilities	**89,154**	76,746
Income taxes payable	**1,651**	8,505
Current portion of long-term debt *(note 8)*	**10,593**	2,249
Deferred revenue	**27,978**	27,973
Future income taxes	**5,274**	6,647
Total current liabilities	**177,650**	164,589
Long-term debt *(note 8)*	**127,738**	133,524
Employee future benefits *(note 9)*	**5,544**	5,725
Other liabilities	**3,392**	3,121
Total liabilities	**314,324**	306,959
Contingencies and commitments *(note 11)*		
Shareholders' equity *(note 10)*	**144,488**	142,067
	458,812	449,026

See accompanying notes

On behalf of the Board:





Robbert Hartog
Director

V. Prem Watsa
Director

consolidated statements of earnings (loss)

($000s)

Years ended December 31	**2001**	2000
		(Restated)
Revenue	**438,919**	377,268
Cost and expenses		
Cost of service	**350,535**	306,018
Selling, general and administration	**75,691**	69,652
Interest	**13,488**	14,857
Other	**–**	13,838
	439,714	404,365
Loss before income taxes	**(795)**	(27,097)
Recovery of income taxes *(note 12)*	**(4,074)**	(13,054)
Earnings (loss) before goodwill amortization	**3,279**	(14,043)
Goodwill amortization	**9,118**	9,038
Net loss for the year	**(5,839)**	(23,081)
Earnings (loss) per share		
Including goodwill amortization	**$ (0.41)**	$ (1.94)
Excluding goodwill amortization	**$ 0.23**	$ (1.18)

See accompanying notes

consolidated statements of retained earnings (deficit)

($000s)

Years ended December 31	**2001**	2000
		(Restated)
Retained earnings (deficit), beginning of year	**(15,003)**	20,560
Net loss for the year	**(5,839)**	(23,081)
Dividends declared	**–**	(12,482)
Deficit, end of year	**(20,842)**	(15,003)

See accompanying notes

consolidated statements of cash flows

($000s)

Years ended December 31	**2001**	2000
		(Restated)
OPERATING ACTIVITIES		
Net loss for the year	**(5,839)**	(23,081)
Add (deduct) items not affecting cash		
Depreciation	**9,249**	10,451
Goodwill amortization	**9,118**	9,038
Gain on foreign exchange contracts closed	**–**	(4,018)
Gain on sale of temporary investment	–	(526)
Future income taxes	**(5,106)**	(7,092)
	7,422	(15,228)
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(1,550)**	2,235
Claims in process	**5,055**	4,273
Prepaid expenses	**(400)**	(1,510)
Income taxes recoverable	**2,131**	(6,660)
Accounts payable and accrued liabilities	**7,872**	12,623
Pension and other liabilities	**(533)**	(7,500)
Cash provided by (used in) operating activities	**19,997**	(11,767)
INVESTING ACTIVITIES		
Business acquisitions	**(4,225)**	(4,061)
Purchase of property and equipment, net	**(6,257)**	(8,162)
Other assets	**(1,106)**	(11,482)
Proceeds from foreign exchange contracts closed	–	21,195
Cash used in investing activities	**(11,588)**	(2,510)
FINANCING ACTIVITIES		
Bank indebtedness	**531**	(1,332)
Sale of temporary investment	–	12,123
Dividends paid	**(3,575)**	(12,482)
Issuance of long-term debt	**314**	–
Repayment of long-term debt	**(2,558)**	(2,237)
Issuance of share capital	**–**	20,368
Cash provided by (used in) financing activities	**(5,288)**	16,440
Effect of exchange rate changes on cash	**(1,705)**	(3,271)
Net increase (decrease) in cash during the year	**1,416**	(1,108)
Cash, beginning of year	**1,380**	2,488
Cash, end of year	**2,796**	1,380

See accompanying notes

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S., Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

The Company's investments in affiliates over which it has significant influence are accounted for on the equity basis.

Claims in process

The Company records its inventory of claims in process at their estimated realizable value at year-end. Claims adjustment fees arising therefrom are accounted for on an estimated percentage-of-completion basis.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

Buildings	5% declining balance
Automobiles	25%–33% straight-line
Furniture and fixtures	20%–25% declining balance
Computer equipment	25%–30% declining balance
Leasehold improvements	straight-line over the lease term

Goodwill

The excesses of purchase cost over the fair value of net assets of acquired businesses are amortized on a straight-line basis over a period of up to forty years. The Company assesses the continuing value of goodwill based on the underlying undiscounted cash flows and operating results of the subsidiaries. The goodwill amortization amount is presented on a net-of-tax basis as a separate line item in the consolidated statements of earnings (loss).

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates, which are expected to be in effect when the asset or liability is settled.

Revenue recognition

Revenue is recognized as services are rendered based on percentage of completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed on certain fixed price claims administration contracts.

Earnings (loss) per share

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. There are no changes between basic and fully diluted earnings (loss) per share.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the average yearly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of earnings (loss).

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

The operations of the Company's subsidiaries in the United States and in the United Kingdom are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. Revenues and expenses are translated at the average yearly exchange rates. The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in self-sustaining foreign operations. Such contracts are translated at the year-end rates of exchange. The net unrealized gains or losses, which result from translation, less related hedging gains or losses are deferred and included in shareholders' equity under the caption "currency translation adjustment" *(note 10)*.

Employee benefit plans

Employees of Cunningham Lindsey United Kingdom may participate in defined benefit plans. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro rated on service and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plans' expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from the plan amendments, experience gains and losses and changes in assumptions are amortized over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

2. RESTATEMENT

The previously issued consolidated financial statements of the Company for 2000 were withdrawn and restated to reflect the following adjustments to the accounts of one of its U.S. subsidiaries, Cunningham Lindsey Claims Management, Inc.:

- revenue from long-term claims administration contracts has been deferred, on a percentage of completion basis, to future periods to match the periods over which the services have been and will be provided rather than the previous practice of recording revenue when billed;
- the excess of costs over revenue on fixed-price claims administration contracts has been recognized in the periods in which the losses arose rather than over future periods;
- revenue in respect of two contracts recognized in 1999 has been reversed and deferred;
- revenue in respect of one contract which should not have been recognized in 1998 and 1999 has been reversed; and
- the tax effect on these adjustments has been recorded.

The net impact of the adjustments was:

(a) as at January 1, 2000, a reduction in retained earnings of $11.3 million from $31.9 million to $20.6 million; and

(b) for the year ended December 31, 2000, there was no material change to net loss or loss per share. As at December 31, 2000, the increase to the deficit was $11.3 million from $3.7 million to $15.0 million.

There was no change to cash or cash used in operating activities for the year ended December 31, 2000 as a result of the above adjustments.

Accounts receivable, future income taxes, accounts payable and accrued liabilities and deferred revenue were changed or shown to reflect the above adjustments. This included a reclassification of $17,507 as at December 31, 2000 to deferred revenue from accounts payable and accrued liabilities.

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

3. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2001	2000
Trade	**88,603**	80,265
Other	**9,831**	7,619
	98,434	87,884

4. CLAIMS IN PROCESS

The estimated realizable value of claims in process as at December 31, 2001 of $51,478 (2000 – $52,083) is primarily calculated based on the number of claims outstanding at the year ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year ends. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and charge-out rates. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. It is possible that actual results could differ from those estimates.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2001	2000
Cost		
Land	**648**	656
Buildings and leasehold improvements	**13,844**	11,999
Automobiles	**8,121**	7,636
Furniture and fixtures	**42,954**	36,742
Computer equipment	**34,510**	30,949
	100,077	87,982
Accumulated depreciation		
Buildings and leasehold improvements	**7,543**	5,748
Automobiles	**4,120**	3,226
Furniture and fixtures	**29,230**	22,969
Computer equipment	**29,899**	26,223
	70,792	58,166
Net book value		
Land	**648**	656
Buildings and leasehold improvements	**6,301**	6,251
Automobiles	**4,001**	4,410
Furniture and fixtures	**13,724**	13,773
Computer equipment	**4,611**	4,726
	29,285	29,816

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

6. OTHER ASSETS

Other assets consist of the following:

	2001	2000
Note receivable	**6,612**	5,683
Cash surrender value of life insurance policies *(note 9)*	**4,056**	3,686
Accrued pension benefit asset *(note 9)*	**729**	2,885
Debenture issue discount and expenses	**1,292**	1,492
Premium deposit	**1,831**	1,223
Investment in preferred shares	**8,100**	7,441
Investment in affiliates	**1,050**	1,864
Other	**528**	729
	24,198	25,003

Debenture issue discount and expenses relate to the issuance of $125 million 7% unsecured debentures due June 16, 2008 and are being amortized to income over the term of the debentures. The investment in preferred shares represents an investment in affiliated companies established to hold shares of the Company for the purpose of the Company equity plan.

7. BANK INDEBTEDNESS

As at December 31, 2001, the Company has lines of credit in Canada, the United States, the United Kingdom and Europe totalling $127.0 million (2000 – $167.4 million) of which $43.0 million (2000 – $42.5 million) was drawn as bank indebtedness. Of the $127.0 million, $76.4 million is in committed facilities and $50.6 million is in demand facilities. Of the committed facilities, $76.4 million is committed until January 31, 2002, $68.4 million until October 31, 2002, $47.4 million until October 31, 2003 and $26.3 million until October 31, 2004.

The bank indebtedness bears floating rates of interest based on bank prime in Canada, LIBOR plus 1% in the United States, base rate plus 1.0% to 1.1% in the United Kingdom, and base rate plus 1.75% in Europe. As at December 31, 2001, the interest rates were: Canada 4.0% (2000 – 7.5%), the United States 3.1% (2000 – 7.8%), the United Kingdom 5.0% to 5.1% (2000 – 6.5% to 7.0%) and Europe 5% (2000 – 7.75%). The Company is in compliance with all the covenants at December 31, 2001. The fair value of the bank indebtedness approximates its carrying value.

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

8. LONG-TERM DEBT

Long-term debt consists of the following:

	2001	2000
$125,000 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16, commencing December 16, 1998	**125,000**	125,000
U.S.$3,383 (2000 – U.S.$4,883) drawn against a U.S.$7,500 non-revolving term credit facility bearing interest at floating rates based on LIBOR plus 1.15% and principal payments due from 1999 to 2002	**5,400**	7,322
Foreign currency contracts *(note 14)*	**5,094**	2,728
Other	**2,837**	723
	138,331	135,773
Less current portion	**10,593**	2,249
	127,738	133,524

Future principal repayments on long-term debt are scheduled as follows:

2002	10,593
2003	736
2004	296
2006	1,706
2008	125,000
	138,331

Interest on long-term debt was $9,217 (2000 – $9,328).

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2001 was approximately $81,950 (2000 – $112,300).

The Company entered into a loan agreement for the long-term debt, which imposed certain restrictions on the Company. All conditions were met during 2001 and 2000.

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

9. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $3,787 (2000 – $2,927).

The United States subsidiary maintains a retirement plan for certain executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $5,544 (2000 – $5,725) (2001 – U.S.$3,473; 2000 – U.S.$3,818) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $4,593 (2000 – $4,911) (2001 – U.S.$2,877; 2000 – U.S.$3,275) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $13,256 (2000 – $12,451) (2001 – U.S.$8,304; 2000 – U.S.$8,304). The cash surrender value of these policies is included in other assets *(note 6)*.

Cunningham Lindsey United Kingdom operates two defined benefit pension plans on behalf of its employees. The assets of the plans are held in separate trustee administered funds.

Information about these plans, in aggregate, is as follows:

	2001	2000
Plan assets		
Fair value at beginning of year	**164,703**	155,600
Actual return on plan assets	**(877)**	7,106
Employer's contributions	**3,932**	8,150
Employees' contributions	**2,124**	2,745
Benefits paid	**(5,815)**	(3,153)
Exchange gain (loss)	**6,043**	(6,047)
Payments from contributions agency	**123**	302
Fair value at end of year	**170,233**	164,703

	2001	2000
Accrued benefit obligations		
Balance at beginning of year	**140,984**	130,668
Current service cost	**8,562**	8,531
Interest cost	**9,992**	9,588
Benefits paid	**(5,815)**	(3,153)
Actuarial loss	**28,912**	428
Exchange loss (gain)	**6,907**	(5,078)
Balance at end of year	**189,542**	140,984

	2001	2000
Funded status		
Plan surplus (deficit)	**(19,309)**	23,719
Unamortized net actuarial loss (gain)	**24,780**	(20,834)
Unamortized transitional asset	**(4,742)**	–
Accrued benefit asset	**729**	2,885

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

	2001	2000
Discount rate	**5.9%**	6.9%
Expected long-term rate of return on plan assets	**6.3%**	7.5%
Rate of compensation increase	**4.4%**	4.5%

The net benefit plan expense (income) is as follows:

	2001	2000
Current service cost net of employees' contributions and payments from contributions agency	**6,315**	5,484
Interest cost	**9,992**	9,588
Expected return on assets	**(10,244)**	(11,926)
Amortization of gain	**–**	(7,621)
Amortization of transitional asset	**(181)**	–
Net benefit plan expense (income)	**5,882**	(4,475)

10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2001	2000
Share capital	**165,518**	165,518
Contributed surplus	**1,940**	1,940
Currency translation adjustment	**(2,128)**	(10,388)
Deficit	**(20,842)**	(15,003)
	144,488	142,067

The change in the currency translation adjustment account from a negative of $10,388 to a negative of $2,128 primarily related to unrealized gains on the translation of the assets and liabilities of the Company's self-sustaining foreign operations net of unrealized losses on hedging.

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

The share capital of the Company consists of the following:

	2001	2000
Authorized		
Unlimited preferred shares		
2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis		
Unlimited subordinate voting shares		
Issued		
2,172,829 multiple voting shares	**1,461**	1,461
12,128,256 subordinate voting shares	**164,057**	164,057
	165,518	165,518

In 2000, the Company made a rights offering of subordinate voting shares of one share for every four shares held at $8.50 per share. The rights offering was completed effective December 29, 2000 and 2,425,651 subordinate voting shares were issued.

11. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51 million in November 1998. The Company believes that there are serious doubts as to the validity of many of the allegations and that the amount of damages, if any, should not be significant.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totalled $73,952 at December 31, 2001 (2000 – $51,809).

The Company has guaranteed employee loans, due on demand, with various banks totalling $2,729 (2000 – $3,388) to assist in purchasing subordinated voting shares of the Company. The interest on employee loans is paid by the Company. As collateral, the employees have pledged 241 (2000 – 318) subordinate voting shares that have a year-end market value of $1,685 (2000 – $2,705).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:

2002	36,505
2003	23,966
2004	20,087
2005	15,038
2006	11,853
Thereafter	48,687

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

12. INCOME TAXES

The provision for (recovery of) income taxes consists of the following:

	2001	2000
Current	**675**	(5,571)
Future	**(4,749)**	(7,483)
	(4,074)	(13,054)

A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the consolidated financial statements is summarized in the following table:

	2001	2000
Recovery of income taxes at statutory tax rate	**(4,146)**	(15,531)
Non-deductible expenses	**5,870**	4,987
Utilization of prior years' losses	**(2,572)**	–
Income earned outside Canada	**(3,883)**	(719)
Other	**657**	(1,791)
Recovery of income taxes	**(4,074)**	(13,054)

The future tax assets primarily relate to recording the benefits of loss carry forwards, restructuring costs and temporary differences generated by provisions. The future tax liabilities relate to the temporary differences on claims in process and property and equipment.

In addition to the tax assets recognized in the financial statements, the Company has available loss carry forwards and unrecognized temporary differences of approximately $15.9 million, which may be used to reduce future years' taxable income. Of this $15.9 million, $8.8 million will expire in 2008, with the remainder having an unlimited carryforward period.

13. RELATED PARTY TRANSACTIONS

During 2001, the Company paid $253 (2000 – $253) to its parent company in respect of management fees. Revenue from services rendered to companies under the parent company's control, in the normal course of business, was $14,001 (2000 – $4,559).

14. FOREIGN CURRENCY CONTRACTS

The Company has foreign currency contracts which hedge certain investments in self-sustaining foreign operations. As at December 31, 2001, the Company has contracts with the following maturities: U.S.$20,000 in 2002 and U.S.$20,000 in 2006. The unrealized loss of $5,094 on these contracts is included in long-term debt (2000 – $2,728) and $4,021 (2000 – $2,728) is included in currency translation adjustment. A loss of $1,073 is included in net earnings (loss) for the year (2000 – gain of $4,018).

During 2000, foreign exchange contracts for £124,836 were unwound resulting in net proceeds of $21,195: $17,177 relating to the Company's net investment in self-sustaining foreign operations less related tax was recorded in the cumulative translation adjustment as part of shareholders' equity and $4,018 was included in net earnings (loss) for the year.

(in $000s except as otherwise indicated)

December 31, 2001 and 2000

15. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom and Europe in the insurance claims management industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	2001					
	Canada	**United States**	**United Kingdom**	**Europe and International**	**Corporate**	**Consolidated**
Revenue	**54,666**	**130,951**	**162,872**	**90,430**	**–**	**438,919**
Operating earnings (loss)	**2,696**	**888**	**10,626**	**7,251**	**(8,768)**	**12,693**
Interest expense	**(294)**	**(718)**	**(1,610)**	**(1,262)**	**(9,604)**	**(13,488)**
Income tax recovery (expense)	**(1,067)**	**200**	**(264)**	**(2,008)**	**7,213**	**4,074**
Goodwill amortization	**–**	**–**	**–**	**–**	**(9,118)**	**(9,118)**
Net earnings (loss)	**1,335**	**370**	**8,752**	**3,981**	**(20,277)**	**(5,839)**
Identifiable assets	**34,283**	**69,892**	**262,271**	**75,156**	**17,210**	**458,812**

	2000					
	Canada	United States	United Kingdom	Europe and International	Corporate	Consolidated
Revenue	44,685	109,528	147,723	75,332	–	377,268
Operating earnings (loss)	(1,345)	(5,252)	4,993	9,210	(6,008)	1,598
Interest expense	(914)	(1,109)	(2,390)	(1,058)	(9,386)	(14,857)
Other expense	(4,390)	(2,854)	(5,649)	–	(945)	(13,838)
Income tax recovery (expense)	1,567	2,413	1,622	(2,543)	9,995	13,054
Goodwill amortization	–	–	–	–	(9,038)	(9,038)
Net earnings (loss)	(5,082)	(6,802)	(1,424)	5,609	(15,382)	(23,081)
Identifiable assets	37,817	67,869	270,496	55,388	17,456	449,026

16. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.

Directors of the Company

Francis Chou
Vice President
Fairfax Financial Holdings Limited

James F. Dowd
Chairman of the Company
President &
Chief Executive Officer
Fairfax Inc.

Anthony Griffiths
Corporate Director
& Independent Consultant

Robbert Hartog
President
Robhar Investments Ltd.

Michael Langdon
Chairman
Rutland Fund Management Limited

Karen E. Murphy
President & Chief Executive Officer
of the Company

Christopher Sporborg
Chairman
Countrywide Assured Group plc

V. Prem Watsa
Chairman & Chief Executive Officer
Fairfax Financial Holdings Limited

Officers of the Company

Karen E. Murphy
President & Chief Executive Officer

Peter K. Fritze
Senior Vice President & Corporate Secretary

Hariharan Subramania
Vice President Finance

Share Capital

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at December 31, 2001 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

Share Listing

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

Transfer Agent and Registrar

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
PO Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™:	416 643 5500
	Or 1 800 387 0825
Facsimile:	416 643 5501
Website:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.ca

Investor Contact

Investors requiring additional copies of the Annual and Quarterly Reports or additional information may contact the Corporate Secretary at the Corporate Office.

Annual and Special Meeting

The Annual and Special Meeting of shareholders of the Company will be held at 3:00 pm, April 18, 2002, at the Ketchum Room, 3rd Floor, The Board of Trade of Metropolitan Toronto, 1 First Canadian Place, Toronto, Ontario.

Legal Counsel

The Company's legal counsel is Torys LLP.

Auditors

The Company's auditors are Ernst & Young LLP.

Trading of Stock

The following table sets out information regarding the subordinate voting shares of the Company traded on The Toronto Stock Exchange for 2001 and the preceding four years.

	High	Low	Close	Volume
1997	18.00	9.75	12.60	160,950
1998	25.00	12.50	25.00	814,872
1999	36.00	17.10	17.10	543,631
2000	17.50	6.50	8.50	867,255
2001	9.00	5.00	7.00	455,847

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in the Ketchum Room, 3rd Floor, The Board of Trade of Metropolitan Toronto, 1 First Canadian Place, Toronto, Ontario, on Thursday, April 18, 2002 at 3:00 p.m. (Toronto time), for the following purposes:

1. to receive the Annual Report of the Corporation for the year ended December 31, 2001;

2. to elect directors;

3. to consider, and if thought advisable, approve a special resolution (the "Special Resolution") (i) reducing the stated capital attributable to the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation in the aggregate amount of $28,000,000 on a basis proportional to the stated capital of each class of shares at December 31, 2001 and eliminating the Corporation's deficit at April 18, 2002 by charging the contributed surplus created by the reduction in stated capital, and (ii) authorizing charges to be made to the contributed surplus to eliminate or reduce any deficit which may arise from time to time in the future;

4. to appoint the auditors; and

5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 17, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. Reference is made to the form of proxy and the accompanying management proxy circular for further information regarding completion and use of the proxy and other information pertaining to the meeting. The form of the Special Resolution is set out as Schedule A to the accompanying management proxy circular.

By Order of the Board of Directors,



PETER FRITZE
Senior Vice President and
Corporate Secretary

Toronto, Ontario
March 1, 2002

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation") for use at an annual and special meeting of shareholders of the Corporation (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of March 1, 2002 unless indicated otherwise.

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be made primarily by mail, although certain officers and employees of the Corporation may solicit proxies by telephone or personally at nominal cost to the Corporation.

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.** Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 17, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors, and for the Special Resolution authorizing a reduction in stated capital, as indicated under those headings in this circular.**

The enclosed form of proxy shall confer discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments or other matters.

Only registered holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or CDS).

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this circular, the form of proxy and the 2001 Annual Report (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 as described above; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, the Non-Registered Holder should carefully follow the instructions of their Intermediaries and their service companies.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above;

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or any adjournment of the meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Copies of the Corporation's current Annual Information Form ("AIF") together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, and any interim financial statements of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to security holders of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has outstanding 12,128,256 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares.

Each Subordinate Voting Share carries one vote per share and each Multiple Voting Share carries ten votes per share at all meetings of shareholders except for separate meetings of holders of any class of shares. Should the trading price of the Subordinate Voting Shares fall below $4.00 per share during a specified period prior to a shareholders' meeting, the Multiple Voting Shares will temporarily lose their multiple voting rights for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting share rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

Management of the Corporation is not aware of any reason why the multiple voting rights attaching to each Multiple Voting Share to be voted at the meeting would be temporarily or permanently lost or reduced in the manner specified above. Accordingly, the information contained in this circular assumes that, for the purposes of the meeting, each Multiple Voting Share will carry ten votes per share.

Each holder of Multiple Voting Shares or Subordinate Voting Shares of record at the close of business on March 11, 2002, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment thereof. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum at any meeting of shareholders.

To the knowledge of the directors and officers of the Corporation, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of shares of the Corporation is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax owns all the Multiple Voting Shares and 7,604,883 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 86.8% of the votes attaching to all classes of shares of the Corporation (100% of the total votes attached to the Multiple Voting Shares and 63.3% of the total votes attached to the Subordinate Voting Shares).

ANNUAL REPORT

A copy of the Corporation's Annual Report, including the financial statements of the Corporation and the notes thereto for the year ended December 31, 2001, and management's discussion and analysis, is enclosed. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

ELECTION OF DIRECTORS

A board of nine directors (increased from eight so that the President and CEO may act as director) is to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to select a substitute. The following information is submitted with respect to the nominees for director:

Name, Office in Corporation, Principal Occupation and Offices with Significant Affiliates	Director Since	Ownership or Control Over Voting Securities the Corporation(1)	Fairfax(1)
FRANCIS S.M. CHOU Vice President of Fairfax	1999	50,000	53,219
JAMES F. DOWD (2) Chairman of the Corporation President and Chief Executive Officer of Fairfax Inc. Vice Chairman of Odyssey Re Holdings Corp.	Dec. 2001	nil	18,623
ANTHONY F. GRIFFITHS* Corporate Director and Independent Consultant	1989	2,800	7,310
ROBBERT HARTOG* President of Robhar Investments Ltd. (private investment company); Director of Fairfax	1987	4,400	148,000 (3)
MICHAEL R.F. LANGDON Chairman of Rutland Fund Management	1999	8,240	nil
KAREN E. MURPHY (2) President and Chief Executive Officer of the Corporation	Dec. 2001	nil (4)	nil
ERIC P. SALSBERG Vice President, Corporate Affairs of Fairfax	Nominee (5)	nil	84,952
CHRISTOPHER SPORBORG Former Chairman of Hambro Insurance Services Group PLC; Chairman of Countrywide Assured Group PLC; Chairman of Atlas Copco U.K. Holdings Ltd.; Former Deputy Chairman of Hambros PLC	1999	nil	nil
V. PREM WATSA* Chairman and Chief Executive Officer of Fairfax	1987	(6)	(7)

**Denotes member of the Audit Committee*

(1) The information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by such nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (6) and (7) below.

(2) Ms. Murphy became President and Chief Executive Officer of the Corporation in December 2001, became Chief Financial Officer of the Corporation in July 2000 and was Vice President and Secretary of a Canadian insurance company from 1997 to June 2000.

Mr. Dowd became Chairman of the Corporation in December 2001. He has been President and Chief Executive Officer of Fairfax Inc. since January 1998 and Vice Chairman of Odyssey Re Holdings Corp since June 2001. From January 1998 to June 2001, he was Chairman of Odyssey Re Group Limited, and from July 1995 to December 1997 was Chairman and Chief Executive Officer of Odyssey Reinsurance Corporation.

(3) Also exercises control or direction over an additional 10,000 Subordinate Voting Shares of Fairfax.

(4) Ms. Murphy has an option to acquire 35,000 Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(5) Mr. Salsberg previously was a director from 1987 to December 2001.

(6) Controls Fairfax (see (7) below), which owns 2,172,829 Multiple Voting Shares and 7,604,883 Subordinate Voting Shares of the Corporation, and himself owns 63,750, and exercises control or direction over an additional 2,500, Subordinate Voting Shares of the Corporation.

(7) Controls The Sixty Two Investment Company Limited, which owns 1,548,000 Multiple Voting Shares and 50,620 Subordinate Voting Shares of Fairfax, and himself beneficially owns an additional 142,677 Subordinate Voting Shares of Fairfax and exercises control or direction over an additional 2,100 Subordinate Voting Shares of Fairfax.

REDUCTION IN STATED CAPITAL

Primarily as a result of losses in 2000 and 2001 (some of which were non-recurring), the Corporation had a deficit at December 31, 2001 of $20,842,000.

At the meeting, shareholders will be asked to approve a special resolution (the "Special Resolution") (i) authorizing a reduction in the stated capital of the Subordinate Voting Shares and the Multiple Voting Shares in the aggregate amount of $28,000,000 on a basis proportional to the stated capital of each class of shares at December 31, 2001 and the elimination of the Corporation's deficit at April 18, 2002 by charging the contributed surplus created by the reduction in stated capital, and (ii) authorizing charges to be made to the contributed surplus to eliminate or reduce any deficit which may arise from time to time in the future. Management believes that eliminating the corporation's deficit by charging the contributed surplus created by the stated capital reduction will improve customer and investor perception of the Corporation. It will also provide the Corporation with greater flexibility to declare and pay dividends in the future if the Board of Directors in the exercise of its discretion considers it to be appropriate to do so. The Board of Directors has no present intention to declare dividends.

The reduction in the stated capital of the Subordinate Voting Shares and the Multiple Voting Shares to which the Special Resolution relates will not give rise to immediate consequences under the *Income Tax Act* (Canada) ("ITA") for holders of such shares, other than to reduce the paid-up capital of the Subordinate Voting Shares and the Multiple Voting Shares. The paid-up capital of the Subordinate Voting Shares and the Multiple Voting Shares for tax purposes will be relevant to holders in the event of certain corporate reorganizations, redemptions or purchases of the Subordinate Voting Shares or the Multiple Voting Shares, or the winding up of the Corporation. Under the ITA, in any such transaction, paid-up capital of shares would, in general, be returned to a shareholder on a tax-free basis. While management has no current intention to recommend any such transaction, shareholders may wish to consult their own tax advisors with respect to the proposed stated capital reduction.

The form of the Special Resolution is attached as Schedule A to this circular. Management is of the view that the Corporation does not have reasonable grounds for believing that, after giving effect to the reduction in the stated capital as contemplated by the Special Resolution, the Corporation will be unable to pay its liabilities as they become due or that the realizable value of the Corporation's assets will be less than the aggregate of its liabilities. No money or other assets of the Corporation will be distributed in connection with the reduction in stated capital.

In order to become effective, the Special Resolution must be approved by not less than two-thirds of the votes cast at the meeting. On any ballot that may be called, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the passage of the Special Resolution, unless the shareholder who has given such proxy has directed that the shares be voted against the Special Resolution.

DIRECTORS' AND OFFICERS' INSURANCE

Fairfax, the Corporation's parent company, purchases and maintains Directors' and Officers' Liability Insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. This insurance forms part of a blended insurance program which provides a three year combined aggregate limit of liability of US$250 million, which may be reinstated a single time upon payment of additional premium, with a deductible to the Corporation of US$1 million per loss under the Directors' and Officers' Liability Insurance. The approximate annual premium for the Directors' and Officers' Liability Insurance to Fairfax is US$490,000 of which approximately US$49,000 is allocated to the Corporation.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the named executive officers.

		Annual Compensation			Long-Term Compensation		
Name & Principal Position	Year	Salary ($)(1)	Bonus ($)(1)	Other Annual Compensation ($)(1)(2)	Securities Under Options (#)	Restricted Shares ($)(1)	All Other Compensation ($)(1)(3)
Karen E. Murphy	2001	180,000	70,000	—	35,000	—	22,449
President & CEO	2000	90,000	70,000	—	—	—	9,247
Peter K. Fritze	2001	160,000	40,000	—	35,000	—	24,080
Sr. Vice President, Corporate Affairs and Corporate Secretary	2000	52,505	—	—	—	—	5,146
Francis Chou Former Interim CEO	2001	—	—	—	—	—	—
Don Guin	2001	135,000	—	20,173	—	58,065	15,227
Former Sr. Vice President,	2000	127,692	—	26,690	—	—	18,440
Corporate Secretary	1999	125,000	—	12,043	—	—	20,031
Kenneth R. Polley	2001	34,247	—	3,564	—	445,161	596,760
Former Chairman & CEO	2000	250,000	—	43,975	—	—	18,461
	1999	250,000	103,000	24,191	—	—	21,462
Ferdinand Roibas	2001	158,687	—	54,341	70,000	—	133,301
Former President & COO	2000	175,000	—	68,715	—	—	15,433
	1999	175,000	72,000	42,472	—	—	18,101

(1) Amounts for Karen Murphy and Peter Fritze are stated in Canadian dollars. Amounts for Kenneth Polley, Ferdinand Roibas and Don Guin are stated in United States dollars. Karen Murphy became President and CEO of the Corporation on December 3, 2001. Kenneth Polley resigned as CEO on February 19, 2001 and as Chairman on November 15, 2001. He is executive consultant to the Corporation's US subsidiary and is being paid US$457,726 from February 19, 2001 to February 18, 2004 (such income for 2001 is included under "All Other Compensation") and thereafter at the rate of US$100,000 per year until age 70. Francis Chou was Interim CEO from February 19, 2001 to December 3, 2001. Ferdinand Roibas resigned as President and COO on October 16, 2001. He is executive consultant to the Corporation's Canadian subsidiary and is being paid Cdn$200,000 from November 1, 2001 to November 1, 2006 (such income for 2001 is included under "All Other Compensation"). Don Guin resigned as Corporate Secretary on April 19, 2001; his compensation is principally for services rendered as Executive Vice-President of Cunningham Lindsey U.S., Inc.

(2) The amounts quoted in this column are taxable benefits on deemed interest on loans made under the share purchase plan described below and deemed interest on home relocation loans.

(3) Includes term life and group health premiums, car expenses, company contributions to pension plan, moving expenses, tax equalization payments and advisor fees, in each case paid to or on behalf of the named executive.

Karen Murphy and Peter Fritze each have an employment agreement with the Corporation. The agreements are for an indefinite term and provide for a base monthly salary, bonus payable based on factors determined by the Corporation, and eligibility to participate in the equity compensation plan of the Corporation in place from time to time. The employment agreements may be terminated by the Corporation for just cause and otherwise based on a pre-determined notice period or salary, bonus and benefits in lieu of notice.

EQUITY COMPENSATION PLAN

In 2001, the Corporation implemented the Lindsey Morden Group Inc. Equity Plan. The plan operates as a restricted share plan for United States participants and as an option plan for other participants. Restricted share awards and option grants are made in respect of Subordinate Voting Shares acquired by an affiliate of the Corporation for the plan in order that awards and grants do not dilute the interests of other shareholders. Participants are senior officers of the Corporation and its subsidiaries.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted To Employees in Financial Year	Exercise Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date (1)
Karen E. Murphy	35,000	8.75	6.00	6.00	Dec. 16/11
Peter K. Fritze	35,000	8.75	6.00	6.00	Dec. 16/11
Ferdinand Roibas	70,000	17.5	6.00	6.00	Dec. 16/11

(1) Option grants are made by an affiliate of the Corporation in respect of Subordinate Voting Shares of the Corporation held by the affiliate. The exercise price of each option is the lower of $6.00 per share and the market price per share (as defined in the plan) of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option if any) are paid by the Corporation at the time of exercise of an option.

COMPOSITION OF THE COMPENSATION COMMITTEE

For most of 2001, the Compensation Committee of the Board of Directors (the "Committee") was composed of Kenneth R. Polley (former director and Chairman) and Eric P. Salsberg. On February 13, 2002, the Board of Directors appointed James F. Dowd, Francis Chou, and upon election as director, Eric P. Salsberg to the Committee. Mr. Dowd is Chairman of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The Committee is responsible for determining the compensation of the Chief Executive Officer and reviewing the recommendations of the CEO on the compensation of the other executive officers of the Corporation. The remuneration of executive officers consists of an annual base salary, bonus and long-term participation in the fortunes of the Corporation by the ownership of shares through equity compensation plans (details are set out above). Factors considered by the Committee in setting and reviewing compensation include perception of the individual's performance, profitability of the Corporation relative to predetermined goals, and performance within the individual executive's area of responsibility. The compensation of Ms. Murphy in 2001 was as Chief Financial Officer; her compensation as President and CEO is under review.

Report presented by:
James F. Dowd
Francis Chou

PERFORMANCE GRAPH

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 1996 in the Subordinate Voting Shares of the Corporation and in the shares comprising the TSE 300 Composite Total Return Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividends are Reinvested (December 31, 1996 - December 31, 2001)



250
200
150
100
0
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
TSE 300 Index	$100	$115	$113	$149	$160	$140
Lindsey Morden Group Inc.	$100	$138	$280	$203	$113	$93

COMPENSATION OF DIRECTORS

Directors who are also employees or officers of the Corporation or any of its affiliates receive no remuneration for acting as a director of the Corporation or any subsidiary. Other directors of the Corporation receive fees from the Corporation for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

SERVICES

Subsidiaries of the Corporation rendered services in the ordinary course to a variety of subsidiaries of Fairfax that generated $14 million in revenue in 2001. V. Prem Watsa is an officer and director, Robbert Hartog is a director, and Francis S.M. Chou is an officer, of Fairfax and each such person is a director of the Corporation. Eric P. Salsberg is an officer of Fairfax and is nominated for election as a director.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation previously maintained an Employee Share Purchase Plan under which the directors from time to time granted to designated employees, officers and directors of the Corporation or any subsidiary, loans to purchase Subordinate Voting Shares of the Corporation. Substantially all of the remaining loans under the plan are with a Canadian chartered bank and a United States bank. The Corporation pays the interest on and has guaranteed these loans. As of March 1, 2002, the aggregate indebtedness to the banks under these loans of all current and former employees, officers and directors of the Corporation and its subsidiaries was Cdn$2,396,748 and to the Corporation under the above described loans was Cdn$157,294.

Table of Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs (being only the above-described share purchase plan)

Name & Principal Position	Involvement of the Corporation	Largest Amount Outstanding during Fiscal 2001 (Cdn$)	Amount Outstanding as at March 1, 2002(Cdn$)	Financially Assisted Securities Purchases during Fiscal 2001	Security For Indebtedness
Kenneth R. Polley (1) Former Chairman & CEO	Guarantor	432,945	432,945	0	36,167 Subordinate Voting Shares
Ferdinand Roibas (1) Former President & COO	Guarantor	867,643	867,643	0	72,067 Subordinate Voting Shares
Don Guin Former Sr. Vice President, Corporate Secretary	Guarantor	342,884	342,884	0	29,017 Subordinate Voting Shares

(1) It is expected that loans will be repaid when share value exceeds loan amount.

As of March 1, 2002, the Corporation had granted loans to employees for relocation purposes totaling Cdn$350,000 and US$7,500.

Table of Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

Name & Principal Position	Involvement of the Corporation	Largest Amount Outstanding during Fiscal 2001 ($)	Amount Outstanding at March 1, 2002($)
Ferdinand Roibas (1) Former President & COO	Lender	350,000 Cdn	350,000 Cdn
Don Guin Former Sr. Vice President, Corporate Secretary	Lender	7,500 US	7,500 US

(1) Proceeds of sale of shares acquired on exercise of options granted under Lindsey Morden Group Inc. Equity Plan will be applied against this loan.

The loans are demand loans and interest free.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The mandate of Lindsey Morden's Board of Directors is to supervise the management of the business affairs of the Corporation, including the review and approval of the general strategic direction and operating philosophy. The Board monitors Lindsey Morden's focus on achieving profitability while operating the Corporation for the long-term benefit of customers, employees and shareholders, maintaining sound financing, and demonstrating honesty, integrity and good faith in all of the Corporation's relationships and dealings.

The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures to fundamentally improve the efficiency, profitability and cash flow of the Corporation. Adherence to this plan is monitored on an ongoing basis. While the President and CEO and the Corporation's other officers operate with a considerable degree of autonomy with respect to day-to-day operating decisions, the Board has delineated certain matters which require prior Board approval, including significant business acquisitions, entry into a new business field, expansion into new geographic areas or a significant deviation from or addition to the annual plan. Management reports to the Board on a periodic basis, and the directors have free access to management for information or discussion.

The Board consists of the President and CEO and seven unrelated directors, and will add one unrelated director if the proposed board is elected. The Chairman and three unrelated directors (four if the proposed board is elected) have interests in or relationships with Fairfax which owns shares carrying 86.6% of the votes attaching to all classes of shares of the Corporation.

The Board has appointed both an Audit Committee and a Compensation Committee. The Audit Committee is composed of three unrelated directors who meet periodically with management and the external auditors. The Audit Committee reviews the Corporation's annual financial statements before they are approved by the Board, reviews the Corporation's interim financial statements and management's discussion and analysis, considers significant financial accounting and reporting matters and reviews and monitors the integrity of the Corporation's internal control systems and procedures. The Corporation's management includes qualified personnel fully dedicated to ensure information systems adhere to the Corporation's Information Security Policy. The Compensation Committee's constitution is described under "Report on Executive Compensation". It meets as required to review the compensation policies and the performance of senior management in relation to objectives and to make recommendations to the Board with respect to executive officer compensation.

As a result of the Corporation's single business focus and the existence of a significant shareholder, with whom there is close communication, and because the Corporation's approach to corporate governance is different from the approach of most other public corporations and does not follow several of the guidelines for effective corporate governance published by The Toronto Stock Exchange, the Corporation feels that it would not be beneficial to adopt all the aspects of governance such as the greater formalities, structures, descriptions and separations which may be appropriate to the governance of other corporations. In particular, the Board does not have a nominating committee, governance committee or position descriptions for Board members and the President and CEO. Also, James F. Dowd is Chairman of the Corporation and President and Chief Executive Officer of Fairfax Inc., a subsidiary of Fairfax. The Corporation believes that its approach and practice, which are summarized above, are in its circumstances best calculated to enhance the interests of the Corporation and its shareholders.

APPOINTMENT OF AUDITORS

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting at a remuneration to be fixed by the directors of the Corporation. Ernst & Young LLP have been the auditors of the Corporation since 1992. The resolution to appoint Ernst & Young LLP as auditors of the Corporation must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2003 is December 1, 2002.

APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors,



PETER FRITZE
Senior Vice President and
Corporate Secretary

Toronto, Ontario
March 1, 2002

Schedule A

RESOLUTION

REDUCTION IN STATED CAPITAL

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The stated capital attributable to the Subordinate Voting Shares of the Corporation and the stated capital attributable to the Multiple Voting Shares of the Corporation are hereby reduced by an aggregate amount of $28,000,000, such stated capital reduction to be effected by reducing the stated capital of each of such classes proportionately based upon the stated capital of the Subordinate Voting Shares and the Multiple Voting Shares outstanding at December 31, 2001;

2. The deficit of the Corporation at April 18, 2002 is hereby eliminated by charging the contributed surplus created by the reduction in stated capital referred to in paragraph 1;

3. Charges to contributed surplus to eliminate or reduce any deficit of the Corporation from time to time are hereby authorized; and

4. Any officer or director of the Corporation is hereby authorized and directed to sign all documents, take such further acts and to do all things as, in his or her opinion, may be necessary or desirable in order to give effect to this resolution.

LINDSEY MORDEN GROUP INC.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 18, 2002

This proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation").

The undersigned shareholder of the Corporation hereby appoints James F. Dowd, Chairman, or failing him, Karen E. Murphy, President & CEO, of the Corporation, or instead of any of the foregoing persons,

____

as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned **at the annual and special meeting of shareholders of the Corporation to be held on April 18, 2002 at 3:00 p.m. and any adjournment thereof,** in the manner specified below upon the following matters:

A. Election of directors **For** ☐ **Withhold from voting** ☐

B. Appointment of auditors **For** ☐ **Withhold from voting** ☐

C. Special Resolution reducing stated capital, attached as Schedule A to the accompanying management proxy circular. **For** ☐ **Against** ☐

Dated this ______________________ day of ______________________, 2002

____
Number of Shares

____
Name of Shareholder – Please print clearly

____
Signature of Shareholder

1. **A shareholder may appoint a proxyholder other than the persons designated above, to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof.** Such right may be exercised by inserting the name of the shareholder's nominee(s) in the space provided or by completing another form of proxy. Such proxyholder need not be a shareholder of the Corporation.

2. If this proxy form is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

3. To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 2:00 p.m. (Toronto time) on April 17, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjourned meeting. A shareholder who is an individual should sign this proxy exactly as the individual's shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy and, if the corporation has a corporate seal, the seal should be affixed. A proxy for shares registered in the name of an executor, administrator or trustee should be signed exactly as the shares are registered.

4. All shareholders should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections relating to Non-Registered Holders under "Solicitation of Proxies" in the accompanying management proxy circular and follow the instructions of their intermediaries.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.lindseymordengroupinc.com

SUBSIDIARY HEADQUARTERS

Cunningham Lindsey Canada Limited
70 University Ave., Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseycanada.com

Cunningham Lindsey U.S., Inc.
405 State Highway, 121 Bypass
Building A, Suite 200
Lewisville, Texas, United States 75067
Tel: 214 488 5139
Fax: 214 488 6570
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseyus.com

Cunningham Lindsey United Kingdom
Apex Plaza
Forbury Road
Reading
Berkshire RG1 1AX
United Kingdom
Tel: 44 118 960 7100
Fax: 44 118 950 5424
E-mail: headoffice@uk.cunninghamlindsey.com
Website: www.cunninghamlindsey.co.uk

Cunningham Lindsey Europe BV
Amstel 93
1018 EL Amsterdam
PO Box 20201
1000 HE Amsterdam, The Netherlands
Tel: 31 20 626 4535
Fax: 31 20 638 6396
E-mail: europe@eu.cunninghamlindsey.com
Website: www.cunninghamlindseyeurope.com

Cunningham Lindsey International Limited
International House
1 St. Katharine's Way
London E1W 1UU
United Kingdom
Tel: 44 20 7816 1800
Fax: 44 20 7816 1816
E-mail: info@int.cunninghamlindsey.com
Website: www.cunninghamlindseyinternational.com

Vale National Training Centers, Inc.
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817 633 4800
Fax: 817 633 2922
Website: www.valenational.com

Claims International Limited
South London House
279 High Street
Croydon CRO 1QH
United Kingdom
Tel: 44 20 8760 7224
Fax: 44 20 8686 5387



LINDSEY MORDEN GROUP INC.

corporate office

70 University Avenue, Suite 1200, Toronto, Ontario M5J 2M4

Tel: 416 596 8020 Fax: 416 596 6510

Website: www.lindseymordengroupinc.com